Exhibit 99.1

iClick Interactive Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

HONG KONG — Nov 30, 2022 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated November 29, 2022, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company received a notification letter from the Nasdaq dated June 14, 2022 indicating that the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of $1.00 required for continued listing under the Nasdaq Listing Rule 5450(a)(1) for 30 consecutive business days. In order to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing its Class A ordinary shares from one (1) ADS representing one-half (1/2) of one Class A ordinary share to one (1) ADS representing five (5) Class A ordinary shares. The change became effective on November 14, 2022.

According to the Compliance Notice, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from November 14 through November 28, 2022, and the Company has regained compliance with the Minimum Bid Price Requirement and the matter is closed.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick's mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com